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1.50x Investment Multiple



California 88

Brooklyn, NY

- The New York area's only wine bar **dedicated exclusively to California wines**
- **Rare wine program** to offer 100% of wines for tasting, by the glass or bottle
- Dynamic space designed by **award-winning Kimberly Ackert Architecture**
- **Owner co-founded WineDirect**, the largest e-commerce platform in the wine industry, and the entire team has highly publicized food, wine and hospitality experience
- This investment is **secured by a blanket lien on all assets** of the business



Share California 88:

Company Description

Around the corner from McCarren Park in Greenpoint Brooklyn, California 88 wine bar will provide a refined yet unpretentious neighborhood space to meet friends, have a drink and learn about wine. The arrival of California 88 wine bar announces a heretofore unseen concept to New Yorkers: an exclusively California wine program with every bottle available by the taste or the glass. Patrons will also enjoy organic, locally sourced small plates, charcuterie and cheeses and a curated retail selection of California-made goods.



587 Manhattan Avenue, the future home of California 88

The California 88 team are self-taught connoisseurs with extensive industry experience. They understand that the ability to taste wine, not just read about it or look at a label, is the best way to discover its joys. They also understand that taste is highly personal and subjective, hence the bar's selection of 88 different wines. The goal is for customers to become their own wine expert and decide what they look for in a wine.

A celebration of the California wine regions, the space will encapsulate California living. White walls will be

accented with natural woods and indoor plants throughout. Patrons can feel free to sit at the 10-person tasting bar, perch at the two-seater tables or gather with a large party. Those in the space will feel as though they've just walked into a friend's well-appointed living room in sunny California. The award-winning Kimberly Ackert Architecture will design and build out the inviting new space.



Examples of wines that will be available for purchase, by the bottle or by the glass at California 88

In addition, special events will aim to facilitate a two-way relationship between New York wine lovers and California wineries. This includes wine tasting classes, private winemaker dinners and exclusive California wine country retreats.

California 88 is set to open in the Spring of 2018.

Learn more: 🌐 f 📷

Key Terms

Issuer	California 88, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $100,000** to **maximum $125,000**
Investment Multiple ?	**1.50x**
Payments ?	**Monthly**
Revenue Sharing Percentage	**7.25%** of monthly gross revenue will be shared
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business, no senior debt
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total project cost is estimated at $400,000. The Issuer has contributed $100,000 to the project costs directly and has already raised $150,000 in equity to date. Through the NextSeed campaign, the Issuer aims to raise between $100,000 and $125,000. Proceeds will be used to purchase inventory, furniture and tableware, and additional funds will be used as working capital.

First floor and basement plans:





Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.50x	48 months	$150

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Let's assume that the total amount raised through this offering is $125,000 and the Issuer is committed to sharing 7.25% of its gross revenue.

EXAMPLE:

Gross revenue in month X	$50,000
Revenue sharing percentage	7.25%
Total payment for month X	$3,625

If Investor A invested $2,500 of the $125,000 that was raised by the Issuer, Investor A is entitled to receive 2.0% of each monthly payment made to investors.

Therefore, if $3,625 is paid to investors for month X, **Investor A is paid $72.50 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $1,000 or more will receive:

- **Additional 2 tickets** to the opening party

Invest $500 or more

- **$25 gift card** towards food and retail

Invest $1,000 or more

Invest $2,500 or more

- **$50 gift card** towards food and retail

- **2 tickets** to the opening party
- **$50 gift card** towards food and retail

Invest $5,000 or more

- **4 tickets** to the opening party
- **$100 gift card** towards food and retail

Invest $10,000 or more

- **Private Winemaker Dining Experience** (includes dinner and wine for 2 people)
- **4 tickets** to the opening party
- **$100 gift card** towards food and retail

Business Model

California 88 will be the only wine bar in the New York City area to focus exclusively on domestic, California wines. It will also be among the few bars in the area to serve all of its wine list by the tasting, glass and bottle. In doing so, patrons can, for example, enjoy a rare $180 bottle of wine at the tasting price of $9. Most glasses, however, will fall into the $10-15 range with 1oz tastings at $2-3. California 88 is looking to maximize on these less-than-full bottle sales, which have a higher margin than bottle sales.

The California 88 menu will offer 88 California wines consisting of roughly 1/4 cabernet sauvignons and merlots, 1/4 pinot noir, 1/4 other reds and blends and 1/4 whites and rosé. A carefully designed food menu will work to complement the wines, not overpower them, and will include charcuterie and cheese boards, small plates and recommended wine pairings for each dish.

As a celebration of the California state, the space will provide a meticulously curated retail section of California-made lifestyle products, including housewares, textiles, kitchen goods and books. The addition of retail will offer a more immersive California-inspired experience for customers.



Examples of lifestyle products to be sold at California 88

The wine bar will open at 4pm Monday through Friday and 10am on weekends, and close at 11pm Sunday through Thursday and 1am Friday and Saturday. Food will be available until close with a brunch menu served on weekends. Each staff member will be trained on wine fundamentals, with an extra emphasis on the California growing regions and varietals.

As the go-to neighborhood wine bar, California 88 will focus on localized advertising and influencer marketing. Advertising both online and offline will be targeted to the 11222 and 11211 zip codes and its 136,000 residents. Working alongside PR agencies, California 88 will also amass a list of food, wine and lifestyle influencers (bloggers, magazine writers) and partner with them on a series of exclusive events, beginning with the California 88 soft opening.

In the effort to drive returning customers, California 88 will have a comprehensive customer experience strategy, including recognizing repeat customers and VIP's, offering happy hours throughout the week as well as regular educational classes and workshops. There will be a weekly rotation of a featured discounted wine

and weekly email campaigns to help cement repeat relationships.

Location Analysis

California 88 wine bar will be located at 587 Manhattan Avenue in Brooklyn's Greenpoint neighborhood. This situates the restaurant in the heart of one of Brooklyn's most desirable neighborhoods.


CALYER STREET
MESEROLE AVENUE
NORMAN AVENUE
NASSAU AVENUE
FRANKLIN STREET
CLIFFORD PLACE
GEM STREET
BANKER STREET
GUERNSEY STREET
LORIMER STREET
DOBBIN STREET
MANHATTAN AVENUE
LEONARD STREET
ECKFORD STREET
MCGUINNESS BLVD
KENT AVE
N 10TH STREET
N 11TH STREET
N 12TH STREET
N 13TH STREET
N 14TH STREET
N 15TH STREET
WYTHE AVENUE
BERRY STREET
BEDFORD AVENUE
DRIGGS AVENUE
587 Manhattan Ave
MCCARREN PARK
ROOT
KINFOLK
TØRST
CHASE
cricket
GNC
FedEx
Santander
Bklyn

Greenpoint Brooklyn (Source: Hudson Real Estate)

Greenpoint (zip code 11222) has been the center of Brooklyn's growth for the past decade. The residential area has been especially popular for young professionals. Median household income is $73,391 with an average age of 34.5. The neighboring Williamsburg is a hip, well-established neighborhood known for its trendy restaurants and bars. Residents from both neighborhoods have disposable income and a desire to dine out and socialize at local bars.


NORTH BROOKLYN IS BOOMING
GREENPOINT DEVELOPMENTS
1 10 Huron St. & 19 India St. AKA 145-155 West St.
• The Greenpoint: 39-story, 716,982 SF complex. Includes Retail 19,324 SF; Medical 3,802 SF; 382 units. Scheduled completion 2018
2 77 Commercial Street
• Three-building, 720-unit project from the Chetrit Group
3 93 Dupont Street
• 400-unit building from Dupont Street Developers
4 29 Clay Street
• 12-story, 60-unit project from developer Andru Coren.
5 33 Eagle Street
• Greenpoint Landing: 22-acre waterfront development bringing 5,600 units, 1,400 affordable, 640 seat elementary school
6 848 Lorimer Street
• 49 apartments divided across 36,270 SF of residential space
PRODUCTION STUDIOS
1 Cine Magic E. River Studios
• 11 Kent St
• 100,000 SF
2 Broadway Stages
• 2a) 259 Green Street
• 2b) 100 Jewel St
• 2c) 196 Diamond St
3 Cinema World Studios
• 220 Dupont St
4 Double 6 Studio
• 66 Green Street
5 Windmill Studios NYC
• 300 Kingsland Ave
6 Colony Studios Brooklyn
• 67 West Street
Borden Ave
Pulaski Bridge
Manhattan Ave
37,662 VPD
21,189 VPD
10,014 VPD
Greenpoint Ave
India Street/ Greenpoint
West St
Franklin St
Lorimer St
McGuinness Blvd
587 Manhattan Ave
Nassau Ave
Driggs Ave
N 6th Street/ North Williamsburg
Wythe Ave
Bedford Ave
Kent Ave
Berry St
Brooklyn Queens Expy


Brooklyn Expo Center
72 Noble Street
60,000 SF
Greenpoint Loft
67 West Street
5,000 SF
SHARED OFFICE SPACE
The Green Desk
1a) 42 West Street
1b) 67 West Street
The Yard
33 Nassau Avenue
14,000 SF
PencilWorks
61 Greenpoint Avenue
18,000 SF
Grand St
16,413 VPD
Williamsburg Bridge
Broadway
Division Ave
Union Ave
Grand St
Bushwick Ave
KEY
citibike
Transportation
NYC Ferry
VPD
Brooklyn is booming (Source: Hudson Real Estate)

As a neighborhood establishment, California 88 allows a place for local residents to meet up on a regular basis over food and drink. At the same time, the wine bar is well positioned to become a destination for residents of other boroughs including Manhattan.

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Leadership



Eric Hsu, *Co-creator & Managing Member*
Eric was one of the original founders of Wine Direct (formerly Inertia Beverage Group), the largest logistics and e-commerce platform in the wine industry. He spent years visiting wineries, building relationships, and creating a seamless user experience for hundreds of winery clients on the platform. His nearly 10 years in the Bay Area elevated his palate for fine dining and appreciation for wine, and he has formed a passion to make wine more accessible and less intimidating.



Stephanie Watanabe, *Co-creator*
Stephanie is a former event producer at Paula LeDuc Fine Catering, San Francisco's premier catering company. While there, she gained invaluable experience in a culture built on providing best-in-class service for the most discriminating of customers. Stephanie was also Editor-in-Chief of the lifestyle blog The Girl Who Knows and served as head of marketing for several California-based businesses. She continues to consult with clients on marketing, social media and customer experience strategy.

Jonathan Cohen, *Consulting Manager*
Jonathan is a partner at Manhattan's popular 8th Street Wine Cellar and bibi Wine Bar. His full history in the restaurant industry covers positions in all areas of hospitality and includes time at the famed Union Square Café, Arizona 206 and TOWN restaurants. Jonathan is also an accomplished New Yorker cartoonist.

Carlo Sorrano, *Executive Consulting Chef*
A graduate of Johnson and Wales Culinary University in Providence, RI, Carlo went on to become the Executive Chef at Mercury Grill in Washington, D.C. He gained further experience and wine knowledge at some of San Francisco's finest restaurants, including Mecca. Carlo is also a highly sought-after private chef.

History

- **May 2017**
  Formation of California 88 LLC
- **August 2017**
  Location scouting, teamed up with Warren Lewis Sotheby's Realty
- **September 2017**
  Teamed up with award-winning architect Kimberly Ackert
- **December 2017**
  Signed lease on commercial space on Manhattan Avenue in Greenpoint, Brooklyn
- **January 2018**
  Construction commenced



Spring 2018
Projected opening of California 88 wine bar

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